SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)*

Osage Exploration and Development, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
68771L107
(CUSIP Number)
P. Mark Moore 101 N. Robinson, Suite 800 Oklahoma City, OK 73102 (405) 605-1235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 8, 2013
(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  687712L07

Schedule 13D/A

1.	NAMES OF REPORTING PERSONS SUNSTONE, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 71-0913172
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
	7.	SOLE VOTING POWER 2,467,670
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 2,467,670
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS P. Mark Moore I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) :
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
	7.	SOLE VOTING POWER 2,467,670
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 2,467,670
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%
14.	TYPE OF REPORTING PERSON IN

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS BLACK OAK ENERGY, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 46-0889956
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
	7.	SOLE VOTING POWER 2,467,670
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 2,467,670
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS SUNSTONE ENERGY GROUP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-3283363
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION OKLAHOMA
	7.	SOLE VOTING POWER 2,467,670
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 2,467,670
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS BLACK OAK LEGACY, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 46-0443682
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
	7.	SOLE VOTING POWER 2,467,670
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 2,467,670
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS BLACK OAK CAPITAL, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 46-0443852
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
	7.	SOLE VOTING POWER 2,467,670
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 2,467,670
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS BLACK OAK HOLDINGS, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-1697262
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
	7.	SOLE VOTING POWER 2,467,670
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 2,467,670
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS Irrevocable Trust of Lynn D. Moore dated March 18, 1997 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 43-6739010
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
	7.	SOLE VOTING POWER 2,467,670
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER -0-
PERSON WITH	9.	SOLE DISPOSITIVE POWER 2,467,670
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%
14.	TYPE OF REPORTING PERSON OO

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS David Story I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
	7.	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 2,467,670
PERSON WITH	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%
14.	TYPE OF REPORTING PERSON IN

CUSIP No:  687712L07

13D/A

1.	NAMES OF REPORTING PERSONS Buddie Livingston I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
	7.	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 2,467,670
PERSON WITH	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,467,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the SEC on April 30, 2008, as amended by that Amendment No. 1 dated January 1, 2013 (the “Schedule 13D”).  This Amendment No. 2 relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Osage Exploration and Development, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

  There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph:

On April 8, 2013, the Warrant expired unexercised.

Item 4.	Purpose of Transaction.

There are no changes to the Item 4 information previously filed.

Item 5.	Interest in Securities of the issuer.

(a)	Each of the reporting persons is deemed to be the beneficial owner of 2,467,670 shares of Common Stock, which represents approximately 4.99% of the outstanding Common Stock.

(b)
Each of Buddie Livingston and David Story possesses shared voting power with respect to 2,467,670 shares of Common Stock. Each of Buddie Livingston and David Story possesses sole voting power, and sole and shared dispositive power with respect to zero shares of Common Stock. Each of the other reporting persons possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 2,467,670 shares of Common Stock beneficially owned by them.

(c)
During the past 60 days, Black Oak Energy, LLC disposed of 282,330 shares of Common Stock in several open market transactions for an aggregate sales price of $441,250, representing an average sales price of $1.56 per share as follows:

Trade Date	Shares Sold	Sales Price Per Share

3/13/2013	30,000	$ 1.63
3/14/2013	40,000	1.61
3/18/2013	58,300	1.54
3/20/2013	4,400	1.60
3/25/2013	17,840	1.55
3/26/2013	12,100	1.56
3/27/2013	94,113	1.60
4/02/2013	577	1.62
4/10/2013	25,000	1.33

(d)	N/A

(e)	On April 11, 2013, each of the reporting persons ceased being a beneficial owner of more than 5% of the outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no changes to the Item 6 information previously filed.

Item 7.	Materials to be filed as Exhibits.

Exhibit A: Joint Filing Agreement (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

April 11, 2013	SUNSTONE, LLC

	By:	BLACK OAK PARTNERS, LLC, its manager

	By:	P. MARK MOORE
P. Mark Moore, Manager

P. MARK MOORE
P. Mark Moore

BLACK OAK ENERGY, LLC

	By:	P. MARK MOORE
P. Mark Moore, Manager

SUNSTONE ENERGY GROUP, LLC

	By:	P. MARK MOORE
P. Mark Moore, Manager

BLACK OAK LEGACY, LLC

	By:	Black Oak Partners, LLC, its manager

	By:	P. MARK MOORE
P. Mark Moore, Manager

BLACK OAK CAPITAL, LLC

	By:	Black Oak Partners, LLC, its manager

	By:	P. MARK MOORE
P. Mark Moore, Manager

BLACK OAK HOLDINGS, LLC

	By:	P. MARK MOORE
P. Mark Moore, Manager

IRREVOCABLE TRUST OF LYNN D MOORE DATED MARCH 18, 1997

	By:	P. MARK MOORE
P. Mark Moore, Trustee

DAVID STORY
David Story

BUDDIE LIVINGSTON
Buddie Livingston